UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-13718

(Check One)	☒ Form 10-K ☐ Form 20-F ☐Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Rockwell Medical, Inc.
Full Name of Registrant

Former Name if Applicable

30142 S. Wixom Avenue,
Address of Principal Executive Office (Street and Number)

Wixom, Michigan 48393
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has recently experienced significant inflationary pressures in its dialysis concentrates business, particularly in the quarters ended December 31, 2021 and March 31, 2022, which has resulted in an accelerated operating loss associated with this business line. As a result of these inflationary pressures, and in light of the fact that the Company's concentrates business operated at a loss in 2021, the Company has sought to renegotiate certain terms of its supply contracts with the Company’s two largest customers in an effort to allow the Company to stabilize its concentrates business. The Company is in advanced negotiations regarding amended contracts and restructuring the supply relationships with the objective of significantly improving the financial performance of the Company's concentrates business. The Company is also in advanced discussions regarding a potential equity investment with one of the contracting parties. Pending the outcome of these negotiations (the outcome of which would materially affect forward-looking statements and management’s expectations set forth in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021), the Company is unable to fully complete its required disclosures under Form 10-K for fiscal 2021. The Company expects these negotiations to be complete by no later than April 8, 2022, promptly after which the Company plans to file its Annual Report on Form 10-K for fiscal 2021.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Russell Skibsted	(248)	960-9009
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, the Company has recently experienced significant inflationary pressures in its dialysis concentrates business, particularly in the quarters ended December 31, 2021 and March 31, 2022. As a result of these increased expenses, the Company's cost of sales in the fourth quarter alone increased approximately 10% over the third quarter, while revenue remained largely flat for the year. Attached as Exhibit I are the Company’s unaudited consolidated balance sheets as of December 31, 2021 and 2020 and unaudited consolidated statements of operations for the years ended December 31, 2021 and 2020.

As of March 31, 2022, the Company estimates that it has approximately $10.6 million of cash on hand, accounts receivable of approximately $7.9 million, accounts payable and accrued expenses of approximately $8.2 million and working capital of approximately $3.0 million, net of the $7.5 million current portion of the Company’s long-term debt. If the Company's Annual Report on Form 10-K for the year ended December 31, 2021 contains a going concern qualification, the Company will reclassify an additional $13.2 million of long-term debt as a current obligation, which would result in negative working capital of $10.2 million. The balance sheet as of December 31, 2021 attached hereto as Exhibit I does not reflect this reclassification.

The Company’s ability to continue as a going concern is subject to substantial uncertainty and will depend, in part, on the degree of success in addressing inflationary pressures affecting the Company’s concentrates business, as well as the Company’s ability to contain costs, raise additional working capital and remain in compliance with financial and operating covenants under the Company’s secured loan. There can be no assurance that the Company will be successful in these endeavors.

Rockwell Medical, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2022	ROCKWELL MEDICAL, INC.

	By:	/s/ Russell Skibsted
	Name:	Russell Skibsted
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit I

ROCKWELL MEDICAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands) (unaudited)

	December 31, 2021	December 31, 2020
ASSETS
Cash and Cash Equivalents	$13,280	$48,682
Investments Available-for-Sale	9,158	9,997
Accounts Receivable, net of a reserve of $16 for 2021 and $9 for 2020	5,913	4,171
Inventory	4,076	3,913
Prepaid and Other Current Assets	2,861	2,706
Total Current Assets	35,288	69,469
Property and Equipment, net	2,486	2,642
Inventory, Non-Current	1,523	1,176
Right of Use Assets, net	7,737	2,911
Goodwill	921	921
Other Non-Current Assets	619	629
Total Assets	$48,574	$77,748
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts Payable	$3,739	$4,155
Accrued Liabilities	5,090	5,013
Lease Liability - Current	2,004	1,167
Deferred License Revenue	2,171	2,175
Term Loan - Net of Issuance Costs	7,381	—
Insurance Financing Note Payable	437	—
Customer Deposits	144	152
Other Current Liability - Related Party	—	131
Total Current Liabilities	20,966	12,793

Lease Liability - Long-Term	5,887	1,821
Term Loan, Net of Issuance Costs [1]	13,186	20,949
Deferred License Revenue - Long-Term	5,986	8,015
Long Term Liability - Other	14	—
Total Liabilities	46,039	43,578

Commitments and Contingencies (See Note 14)

Stockholders’ Equity:
Preferred Stock, $0.0001 par value, 2,000,000 shares authorized, no shares issued and outstanding at December 31, 2021 and 2020	—	—
Common Stock, $0.0001 par value, 170,000,000 shares authorized, 93,986,470 and 93,573,165 shares issued and outstanding at December 31, 2021 and 2020, respectively	9	9
Additional Paid-in Capital	372,554	371,510
Accumulated Deficit	(370,080)	(337,406)
Accumulated Other Comprehensive Income	52	57
Total Stockholders’ Equity	2,535	34,170
Total Liabilities and Stockholders’ Equity	$48,574	$77,748

1 Does not reflect potential reclassification as a current liability as of December 31, 2021.

ROCKWELL MEDICAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2021 and 2020
(Dollars in thousands, except per share amounts) (unaudited)

	2021	2020
Net Sales	$61,931	$62,197
Cost of Sales	64,351	59,472
Gross (Loss) Profit	(2,420)	2,725
Research and Product Development	6,835	7,092
Selling and Marketing	5,733	7,871
General and Administrative	15,348	16,182
Operating Loss	(30,336)	(28,420)

Other Expense
Realized Gain on Investments	—	8
Warrant Modification Expense	—	(837)
Interest Expense	(2,360)	(1,879)
Interest Income	22	238
Total Other Expense	(2,338)	(2,470)

Net Loss	$(32,674)	$(30,890)

Basic and Diluted Net Loss per Share	$(0.35)	$(0.41)

Basic and Diluted Weighted Average Shares Outstanding	93,788,050	75,621,674